UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25
Commission File Number 000-51461
NOTIFICATION OF LATE FILING

(Check one):	☑ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	September 30,2007

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I
REGISTRANT INFORMATION
Unica Corporation

Full Name of Registrant
Not applicable.

Former Name if Applicable

170 Tracer Lane

Address of Principal Executive Office (Street and Number)
Waltham, Massachusetts 02451-1379

City, State and Zip Code
PART II
RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE
     State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
     We are delayed in the filing of our Annual Report on Form 10-K for the fiscal year ended September 30, 2007 (“Form 10-K”) because we need additional time to review certain items, primarily our assessment of a potential understatement of liabilities related to state income taxes, the realization of related deferred tax assets, and the potential impact on the tax provision. As part of this assessment, we are performing a detailed analysis of our activities and the related tax laws in each state jurisdiction where we operate. We are working diligently to complete our review, and also an analysis to determine if prior period financial statements require restatement.
     Due to the reasons described above, we could not have timely filed the Form 10-K without unreasonable effort or expense.
PART IV
OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification: Ralph A. Goldwasser, Senior Vice President and Chief Financial Officer; Tel.: (781) 839-8000

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
☑     Yes     ☐     No
(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☑     Yes     ☐     No
     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
     For the fiscal year ended September 30, 2007, the Company currently expects to report total revenues of approximately $102.3 million and net income per share in a range from $0.00 to $0.02. The actual reported results will primarily depend on the outcome of the Company’s review of the state income tax liability, and the analysis to determine whether a restatement of prior period financial statements is required.

UNICA CORPORATION

(Name of Registrant as Specified in Charter)
     Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: December 14, 2007	By:	/s/ Ralph A. Goldwasser
		Name:	Ralph A. Goldwasser
		Title:	Senior Vice President and Chief Financial Officer

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